UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

(Commission File Number) 1-4105
(CUSIP Number)

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR

For Period Ended: July 1, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
BAUSCH & LOMB INCORPORATED Full Name of Registrant
Not Applicable Former Name if Applicable
One Bausch & Lomb Place Address of Principal Executive Office (Street and Number)
Rochester, New York 14604 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Bausch & Lomb Incorporated (the “Company”) has previously reported that it has been unable to file the Company’s Quarterly Report on Form 10-Q for the third quarter of 2005, its Annual Report on Form 10-K for 2005, and its Quarterly Report on Form 10-Q for the first quarter of 2006.  The Company also is unable at this time to file its Quarterly Report on Form 10-Q for the second quarter of 2006, which is due on August 10, 2006.  The Company’s inability to file is principally due to the following factors, which reflect matters which have not yet been completed:

•                  The Company’s continuing work concerning its previously reported, expanded procedures with respect to its accounting for income taxes, which the Company believes is nearly complete;

•                  the Company’s continuing work to complete its required assessment of the Company’s internal control over financial reporting and control deficiencies with respect to the fiscal year ended December 31, 2005, as previously discussed in the Company’s Form 12b-25 dated May 11, 2006; and

•                  investigation by the Audit Committee of the Board of Directors of the timing and appropriateness of reserve entries, following the discovery of evidence in the course of completing the Audit Committee’s previously reported Korea investigation that indicated managers in the Company’s Asian operations improperly recorded various reserve account entries, including, among other things,  relating to sales reserves for the Company’s

Chinese and other Asian operations, Japan subsidiary litigation reserves, and other business reserves, in the period from 2000 to 2005, in order to impact revenue and/or earnings results, in violation of generally accepted accounting principles. The particular entries are in amounts which are not believed to be quantitatively material to consolidated financial results in any specific period.

The Audit Committee’s independent investigation concerning the timing and appropriateness of reserve entries has been voluntarily reported to the Northeast Regional Office of the Securities and Exchange Commission.  Although the above-described findings of this investigation have been limited to date to the Company’s Asian operations, the investigation of whether there are any further inappropriate reserve entries both in Asia and elsewhere is continuing and it is not possible to predict its outcome.  The Company will consider whether any additional adjustment to prior-period financial statements would be required under GAAP as a result of this continuing investigation, and will also consider whether the ultimate findings indicate any control deficiencies that may constitute a material weakness in the Company’s internal controls over financial reporting.

As described in this paragraph and the following two paragraphs and in the tables below, a number of matters which have been reported previously as requiring completion prior to the filing of the Company’s restated financial statements are now believed to be substantially complete. The Audit Committee’s previously reported investigations of the Brazilian and Korean subsidiaries are complete.  The Company’s previously reported, expanded year-end procedures, which were focused on, among other things, revenue recognition practices across all of the Company’s global operations, as described in the Company’s May 11, 2006 filing on Form 12b-25, are also complete.  The results of these completed reviews and the remedial actions the Company has taken or is planning to take to address the findings of those reviews have been reported to the SEC.  The Company’s previously reported estimated restatement adjustments resulting from the Audit Committee’s completed Brazil and Korea investigations and the Company’s completed expanded procedures, which are set forth in the tables below, are now being audited by PricewaterhouseCoopers LLP which must complete its procedures before the Company can file its delayed financial statements.  There can be no assurance that the final adjustments with respect to these matters will not differ, including materially, from the previously reported, estimated adjustments as PricewaterhouseCoopers LLP completes its work.

As previously reported, the Company has reviewed other accounting entries unrelated to the matters discussed above made in the periods covered by the expected restatement and determined that certain entries, while not individually or in the aggregate material to the periods in which they were recorded or to the relevant prior periods, in light of the expected restatement, are now required to be recorded in the prior periods to which they relate.

The tables below reflect an updated estimate of the impact of adjustments to GAAP reported income (in millions) and earnings per share (EPS) for matters which have been previously discussed in the Company’s earlier filings on Form 12b-25 on each of November 3, 2005, March 17, 2006 and May 11, 2006, and Current Report on Form 8-K dated December 22, 2005, as well as an estimate of the expected restatement adjustments from the previously reported deferred income tax asset and tax accounting review. There can be no assurance that the final adjustments will not differ, including materially, from these estimated amounts. The estimated impact of the 2001 item in the Tax Matters column in the table below relates primarily to adjustments to tax expense associated with the sale of the Company’s Eyewear business, which was reported in results from discontinued operations.  In 2002, Tax Matters had an estimated impact ($.54), which relates primarily to the recognition of deferred tax liabilities with respect to certain foreign subsidiaries.  As these liabilities relate to temporary differences associated with unremitted earnings, they reverse in future periods, and have been considered in the determination of the final tax impact of the repatriation of approximately $800 million under the provisions of the American Jobs Creation Act of 2004.  The final tax impact of the repatriation will be recognized in the third quarter of 2005.

	Diluted EPS As Previously Reported	Brazil Matters	Asia and Other Revenue Recognition	Deferred Compensation Plan	Tax Matters	Other Items	Diluted EPS As Restated

Six Months Ended June 25, 2005	$1.44	$(0.02)	$(0.04)	$(0.07)	$0.01	$—	$1.32
Year Ended December 25, 2004	$2.93	$(0.02)	$(0.03)	$(0.04)	$(0.03)	$0.06	$2.87
Year Ended December 27, 2003	$2.34	$(0.13)	$(0.04)	$(0.05)	$0.09	$(0.06)	$2.15
Year Ended December 28, 2002	$1.34	$(0.14)	$(0.01)	$-	$(0.54)	$(0.04)	$0.61
Year Ended December 29, 2001	$0.39	$(0.11)	$(0.01)	$0.01	$(0.16)	$(0.01)	$0.11

	Earnings (in millions) As Previously Reported	Brazil Matters	Asia and Other Revenue Recognition	Deferred Compensation Plan	Tax Matters	Other Items	Earnings (in millions) As Restated

Six Months Ended June 25, 2005	$79.6	$(0.9)	$(2.1)	$(3.7)	$0.4	$0.2	$73.5
Year Ended December 25, 2004	$159.6	$(0.9)	$(1.4)	$(2.1)	$(1.6)	$3.0	$156.6
Year Ended December 27, 2003	$125.5	$(6.9)	$(1.9)	$(2.5)	$4.9	$(3.9)	$115.2
Year Ended December 28, 2002	$72.5	$(7.5)	$(0.6)	$0.2	$(29.3)	$(2.2)	$33.1
Year Ended December 29, 2001*	$21.2	$(5.7)	$(0.4)	$0.3	$(8.1)	$(.7)	$6.6

*                    In conjunction with the restatement, the beginning retained earnings balance will increase by $6.0 million.

In addition, as previously reported, the Company has not completed its required assessment of the Company’s internal control over financial reporting and control deficiencies in 2005.  As noted, the Company’s previous conclusion as of December 25, 2004 — which was based on the procedures then performed and the information then known to it — that its internal control over financial reporting was effective should no longer be relied upon.  In light of the matters described above, the Company’s management continues to evaluate material weaknesses with respect to the Company’s internal controls and expects to identify additional weaknesses at December 31, 2005, including with respect to matters such as the state of the internal control environment, controls over revenue recognition and sales practices, and controls over income tax accounting, and also expects to conclude that internal controls were not effective for the relevant period.  The Company will conclude its analyses and report its findings in this regard, as well as its actions and plans to remediate material weaknesses, when it files its Annual Report on Form 10-K for the period ended December 31, 2005.

The Company has previously reported, in its Current Reports on Form 8-K, dated each of May 15, 2006, and June 6, 2006, that it has obtained waivers from lenders under the Company’s credit agreements, and has obtained consents from holders of outstanding public debt, in each case providing limited waivers, until October 2, 2006 with respect to the impact of previously announced financial, accounting and tax matters involving the Company or its subsidiaries and matters concerning the Company’s ReNu® with MoistureLoc® product, and, in the case of the holders of public debt, waivers of the failure by the Company to make its periodic filings with the Securities and Exchange Commission. If necessary, the Company expects to request an extension of the waivers from the lenders under its credit agreements, but if such extended waivers are not obtained by October 2, 2006 and the Company is unable to provide its financial statements and reports within such period, the agent for the lenders may with the consent of, and will upon the request of, lenders holding a majority in interest in the outstanding loans under the credit agreements terminate the obligations of the lenders to make additional advances under the credit agreements and cause the principal and interest outstanding to become immediately due and payable. If, by October 2, 2006, the Company fails to file with the trustee under the indenture for the Company’s public debt the Company’s periodic reports due for the periods preceding that date, the trustee or the holders of 10% of the principal amount of any series of the debt outstanding may give notice of “default” to the Company.  If the reports are not filed within 60 days after that notice is given, and the trustee or the holders of 25% of the principal amount of any series of the public debt outstanding give a further notice, all principal and accrued interest on that series of the public debt would be accelerated and become immediately due and payable.  Such an acceleration of any series of the outstanding public debt may be satisfied by the Company’s payment of principal and accrued interest on that series, but may trigger defaults under other series of the public debt or the credit agreements. If necessary, the Company may seek consents to further limited waivers of the reporting obligations from the holders of its public debt to further extend the period during which the Company may bring itself current on its periodic reports without potential default under the indenture.

The Company’s Common Stock is listed on the New York Stock Exchange (NYSE).  Under NYSE listing standards, companies must file a Form 10-K within 120 days of the Securities and Exchange Commission deadline in order to remain listed. For the Company, the 120-day period ends on September 30. If necessary, the Company will request from the NYSE an extension of time within which to satisfy the NYSE listing standards and to maintain its listed status.

The Company is working diligently to complete all of the ongoing work described herein and the Company will file its Annual Report on Form 10-K for 2005 as soon as practicable, and the other delayed periodic reports as soon as practicable thereafter.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Stiles, Senior Vice President and General Counsel	585	338.6409
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐  Yes ☒  No

Quarterly Report Form 10-Q for the quarterly period ended September 24, 2005; Annual Report on Form 10-K for the fiscal year ended December 31, 2005; Quarterly Report Form 10-Q for the quarterly period ended April 1, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing investigations and financial statement restatements described above, the Company has not reported financial results for the three- and six-month periods ending July 1, 2006, even on a preliminary basis.  While the Company has not completed all review and other procedures for the reporting of periodic financial results for the above referenced period, management believes that total company net sales for the second quarter and six months ended July 1, 2006 were $575.4 million and $1,120.4 million, respectively. These amounts, if reported, would represent a $30.0 million or a 5% decrease compared to the prior-year second quarter and a $39.7 million or a 3% decrease compared to the prior year six—month period. Both periods in 2006 include a negative $19.3 million sales impact from the MoistureLoc worldwide recall reserve, and the positive impact of sales from the Company’s Chinese pharmaceutical acquisition, which was completed in the fourth quarter of 2005.  On a constant-currency basis, net sales decreased 5% for the quarter and 2% year-to-date.  There can be no assurance that actual net sales amounts for the periods set forth herein will not vary, even materially, from the sales identified herein.  The foregoing estimated preliminary sales results have been impacted negatively by the worldwide recall of MoistureLoc lens care solution.

Bausch & Lomb anticipates that this worldwide action will have a significant adverse impact on 2006 results of operations.

The discussion that follows includes projections and other forward-looking statements.  The forward-looking statements contained in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve predictions of future Company performance, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect, and are subject to risks and uncertainties that are described below.

Readers are cautioned to view these forward-looking statements in the context of those risks and uncertainties.

Assuming that foreign currency exchange rates remain at current levels, the Company currently anticipates that 2006 net sales will be between $2.325 billion and $2.4 billion. This takes into consideration the adverse impact of a number of events resulting from the MoistureLoc recall including, without limitation, (1) the 2006 impact of a portion of the sales returns provisions and coupon redemptions associated with the MoistureLoc recall;

(2) the lost MoistureLoc revenues combined with lower revenues for other lens care products, reflecting market share losses caused by trade and consumer uncertainty resulting from the Company’s investigations into the outbreak of fungal infections among contact lens wearers and subsequent market withdrawal of the product; and (3) the negative collateral effect on Bausch & Lomb’s non-lens care product categories, primarily in Asia, as a result of the MoistureLoc recall.

Bausch & Lomb also anticipates that higher than normal spending in several areas associated with recent events will negatively impact 2006 financial performance. These include, without limitation, (1) higher selling, administrative and general expenses which reflect recall and legal expenses associated with the MoistureLoc situation and pending product liability and shareholder lawsuits, increased marketing expense to support brand rebuilding activities, and professional fees associated with the independent investigations into the Brazil, Korea and reserve entries matters and expanded year-end audit procedures, and (2) higher net financing expenses, reflecting the write-off of debt issuance costs and the consent fees associated with the consent solicitation and tender offer completed by the Company on June 2, 2006.

Lens care is the most profitable of the Company’s five product categories, and a significant portion of Bausch & Lomb’s lens care sales have historically been generated in the United States. In addition, many of the MoistureLoc-related expenses described above will be incurred in the United States.  As a result, it is anticipated that (1) the Company’s U.S. operations will be unprofitable in 2006, (2) that no tax benefit will be recorded on U.S. operations as a result of the determination of the need for a valuation allowance that will be recorded in 2005 on deferred tax assets (as reported in the Company’s Current report on Form 8-K dated August 7, 2006), and (3) that the Company’s effective tax rate in 2006 and beyond could be unusual when compared to historical levels and prior expectations. Analysis of the effective tax rate is ongoing and, as a result, Bausch & Lomb is currently unable to estimate earnings per share for 2006.

Taking the above factors into account and based on management’s view that recovery in the lens care and other affected businesses will begin and continue in the latter half of the year, Bausch & Lomb currently anticipates full-year earnings before taxes for 2006 in the range of $70 million to $80 million. In October 2005, and well prior to the MoistureLoc recall, the Company had projected 2006 earnings per share between $3.92 and $4.02, net of $0.28 of expense associated with stock compensation.  The pre-tax earnings implicit in that projection were between $325 million and $335 million.

Bausch & Lomb anticipates that 2006 cash flow from operating activities will be negatively impacted by the outflows associated with the MoistureLoc recall, as well as the cost of the investigations and brand rebuilding expenditures. The Company anticipates that 2006 operating cash flows will be essentially offset by capital expenditures, reflecting costs associated with completing the installation of manufacturing equipment for PureVision contact lenses and expanding Bausch & Lomb’s main R&D facility in Rochester, New York.

The Company’s assessment of the financial impact of the MoistureLoc recall has also provided a basis for developing a preliminary view of 2007 operating performance.  Because of the unusual nature of the MoistureLoc recall, this assessment included a comprehensive mid-year plan review focused on the outlook for each business unit. While the Company is in the initial phase of its formal annual planning cycle for 2007, management, based on this assessment, remains confident in the underlying strength of each of the Company’s businesses, and believes this will be evident beyond 2006. On this preliminary basis, 2007 sales are currently anticipated to be between $2.5 billion and $2.625 billion and pre-tax earnings are currently anticipated to be in the range of $220 million to $270 million.  This assessment is based on assumptions that include, without limitation, (1) exchange rates remain fairly consistent with current levels; (2) higher operating expenses associated with the recall, independent investigations and expanded year-end audit procedures do not recur; and (3) stabilization of affected Asian businesses and the lens care category globally such that the Company can recoup some lost market share.

Additional specific assumptions and risk factors that could impact year end 2006 and full year 2007 performance include (1) as it relates to marketing and selling of the Company’s products, no significant changes in the competitive landscape; return of the Company’s ReNu MultiPlus and ReNu MPS contact lens care products to the Singapore and Hong Kong markets before the end of 2006; success of brand rebuilding initiatives, with particular emphasis on Asia, given direct and collateral product line impacts of the MoistureLoc withdrawal in these markets, successful and timely introduction of new products, particularly in the Company’s cataract business and in the geographic expansion of contact lens products;  lack of further negative price impact from changes in government pricing and reimbursement of the Company’s products, including with respect to pharmaceuticals products in Europe; and (2) as it relates to expenses of the business, historical normal expense and spending rates, with moderate increases in actual expenses over prior years; no unusual expense items related to impairment or accelerated depreciation of tangible or intangible assets of the Company; no unusual additional severance or other restructuring expenses associated with changes in the Company’s business structure; no unusual additional expenses resulting from investigations or additional review procedures with respect to matters other than those presently outstanding; and no significant settlement of, or judgments adverse to the Company in, contested matters.

Bausch & Lomb Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 7, 2006	By	/s/ Stephen C. McCluski
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS.

Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. When used in this discussion, the words “anticipate”, “appears”, “foresee”, “should”, “expect”, “estimate”, “project”, “will”, “are likely” and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve predictions of future Company performance, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect. Specific factors that may impact performance or other predictions of future actions, and in many cases those with a material impact, have, in many but not all cases, been identified in connection with specific forward-looking statements. The forward-looking statements set forth in Part IV above are subject to risks and uncertainties including, without limitation: the inability of the Company to achieve the various marketing and selling objectives described above or to achieve the stabilization of expenses described above; the inability to successfully return the Company’s lens care products to certain markets; changes in the competitive landscape; the inability to recoup lost market share; general global and local economic, political and sociological conditions including, without limitation, periods of localized disease outbreak and the effect on economic, commercial, social and political systems caused by natural disasters (such as, without limitation, earthquakes, hurricanes/typhoons, tornadoes and tsunamis); changes in such conditions; the impact of competition, seasonality and general economic conditions in the global lens and lens care, ophthalmic cataract and refractive and pharmaceutical markets where the Company’s businesses compete; effects of war or terrorism; changing currency exchange rates; the general political climate existing between and within countries throughout the world; events affecting the ability of the Company to timely deliver its products to customers, including those which affect the Company’s carriers’ ability to perform delivery services; changing trends in practitioner and consumer preferences and tastes; changes in technology; medical developments relating to the use of the Company’s products; competitive conditions, including entries into lines of business of the Company by new or existing competitors, some of whom may possess resources equal to or greater than those of the Company; the impact of product performance or failure on other products and business lines of the Company; legal proceedings initiated by or against the Company, including those related to securities and corporate governance matters, products and product liability, commercial transactions, patents and other intellectual property, whether in the U.S. or elsewhere throughout the world; the impact of Company performance on its financing costs; enactment of new legislation or regulations or changes in application or interpretation of existing legislation or regulations that affect the Company; changes in government regulation of the Company’s products and operations; changes in governmental laws and regulations relating to the import and export of products; government pricing changes and initiatives with respect to healthcare products in the U.S. and throughout the world; changes in private and regulatory schemes providing for the reimbursement of patient medical expenses; changes in the Company’s credit ratings or the cost of access to sources of liquidity; the Company’s ability to maintain positive relationships with third-party financing resources; the financial well-being and commercial success of key customers, development partners and suppliers; changes in the availability of and other aspects surrounding the supply of raw materials used in the manufacture of the Company’s products; changes in tax rates or policies or in rates of inflation; changes in accounting principles and the application of such principles to the Company; the performance by third parties upon whom the Company relies for the provision of goods or services; the ability of the Company to successfully execute marketing strategies; the ability of the Company to secure and maintain intellectual property protections, including patent rights, with respect to key technologies in the U.S. and throughout the world; the ability of the Company to secure and maintain copyright protections relative to its customer-valued names, trademarks, trade names and other designations in the U.S. and throughout the world; investment in research and development; difficulties or delays in the development, laboratory and clinical testing, regulatory approval, manufacturing, release or marketing of products; the successful completion and integration of acquisitions by the Company; the successful relocation of certain manufacturing processes; the Company’s implementation of internal controls; the Company’s success in the process of management testing, including the evaluation of results, and auditor attestation of internal controls, as required under the Sarbanes-Oxley Act of 2002; the occurrence of a material weakness in the Company’s internal controls over financial reporting, which could result in a material misstatement of the Company’s financial statements; the Company’s ability to correct any such weakness; the Company’s success in introducing and implementing its enterprise-wide information technology initiatives, including the corresponding impact on internal controls and reporting; the effect of changes within the Company’s organization, including the selection and development of the Company’s management team and such other factors as are described in greater detail in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Current Report on Form 8-K dated June 14, 2002.